

April 14, 2017

Matthew Patterson
President and Chief Executive Officer
Audentes Therapeutics, Inc.
600 California Street, 17th Floor
San Francisco, CA 94108

> **Re: Audentes Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 10, 2017**
> **File No. 333-217225**

Dear Mr. Patterson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance